Mail Stop 6010

      October 28, 2005

Via Facsimile and U.S. Mail

Mr. Jeffrey Halloran
President and Chief Executive Officer
Phantom Fiber Corporation
144 Front Street, Suite 580
Toronto, Ontario, Canada   M5J 2L7


	Re:	Phantom Fiber Corporation
		Form 10-KSB for the year ended December 31, 2004
Filed April 15, 2005
      File No. 1-15627


Dear Mr. Halloran:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Item 8A.  Controls and Procedures, page 12

1. You state that your "system of disclosure controls and procedures is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management in a timely manner." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please note this comment also applies to your Form 10-QSB as of June 30, 2005.

2. We note that management has reviewed the system of disclosure controls and procedures and has concluded that they are "operating in an effective way to ensure appropriate and timely disclosure." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-
QSB as of June 30, 2005.

3. If you elect to continue to include language after your conclusion regarding your disclosure controls and procedures, please revise to ensure that the language is consistent with the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form
10-QSB as of June 30, 2005.

Consolidated Statements of Operations, page F-3

4. Please tell us why you believe your classification of interest income as revenues and interest expense as operating expenses is appropriate. As appropriate, please revise the filing to present interest income and interest expense as separate components of other income (expense).

Note 2.  Summary of Significant Accounting Policies, page F-7

(d) Revenue Recognition, page F-8

5. We note that you generate revenue from software licensing fees and related service revenues. Please tell us and revise this note to disclose how you meet each of the criteria for revenue recognition outlined in SOP 97-2. Discuss how you allocate revenue amounts between the elements of your software arrangements. Demonstrate to us that you have vendor specific objective evidence of the fair value of the undelivered elements in your software arrangements.

Exhibit 31.1 and 31.2

6. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Forms 10-KSB as of December 31, 2004 and 10-QSB as of June 30, 2005 that includes the entire filings together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. Jeffrey Halloran
Phantom Fiber Corporation
October 28, 2005
Page 4